March 11, 2020

Sally Outlaw
Chief Executive Officer
Worthy Peer Capital II, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

       Re: Worthy Peer Capital II, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed March 9, 2020
           File No. 024-11150

Dear Ms. Outlaw:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Part II
Description of Worthy II Bonds
Jury Trial and Class Actions Waivers, page 31

1. Please revise this section to clarify whether the jury trial and class action waivers apply if an investor opts out of the arbitration provision. In this regard, we note that your disclosure on page 15 suggests that, if the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers. Please make conforming revisions throughout the offering circular.
 Sally Outlaw
FirstName LastNameSally Outlaw
Worthy Peer Capital II, Inc.
Comapany2020
March 11, NameWorthy Peer Capital II, Inc.
March 11, 2020 Page 2
Page 2
FirstName LastName
Part III Exhibits
Index to Exhibits, page 39

2. We note your response to comment 10 and the revisions to the form of Worthy II Bond
         Investor Agreement. Please revise Section 5(b)(iv) of Exhibit 4.1 to remove the statement that the investor has reviewed the Offering Circular.
       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance